			FEDERAL INSURANCE COMPANY
			Endorsement No.: 11
			Bond Number:	70437038
NAME OF ASSURED: GENWORTH VARIABLE INSURANCE TRUST (GVIT)

EXTENDED BOND PERIOD ENDORSEMENT
It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:
ITEM 1. BOND PERIOD:	from	12:01 a.m. on	September 4, 2008
	to	12:01 a.m. on	October 1, 2009

This Endorsement applies to loss discovered after 12:01 a.m. on September 4, 2008.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: July 21, 2009

ICAP Bond

Form 17-02-5032 (Ed. 11-02)

Willis of Maryland, Inc.

303 International Circle * Suite 400 * Hunt Valley, MD 21031

------- I N V O I C E -------

Genworth Variable Insurance Trust	Invoice Date	07/22/09
2300 Contra Costa Boulevard, Suite 600	Invoice No.	367356
Pleasant Hill , CA 94523-3967	Bill-To Code	6GENWVAR
	Client Code	6GENWVAR
	Inv Order No.	6*454109
Named Insured: Genworth Variable Insurance Trust
Amount Remitted: $
Please return this portion with your payment.

Make checks payable to: Willis of Maryland, Inc.

Effective Date	Policy Period	C o v e r a g e D e s c r i p t i o n		Transaction Amount
09/04/09	09/04/08	Federal Ins. Company
	to	Policy No. 70437038
	10/01/09	*Endorsement - ICAP BOND		111.00

		Please remit payment to:
		Willis of Maryland,Inc.
		Chicago Lockbox
		13176 Collection Center Drive
		Chicago, IL 60693-13176

		Endorsement Extending ICAP Bond
		to October 1, 2009

		Invoice Number: 367356	Amount Due:	111.00

		*Premiums Due and Payable on Effective Date

6DMET Page: 1		ORIGINAL INVOICE

Genworth Variable Insurance Trust
Consideration of Fidelity Bond Insurance Policy Extension

RESOLVED, that the extension, for the period ending October 1, 2009, of Fidelity Bond No. 70437038, issued by Chubb, for coverage for the Funds in the amount of $350,000, be, and it hereby is, approved.